Morgan, Lewis & Bockius LLP
                           1111 Pennsylvania Ave N.W.
                             Washington, D.C. 20004


December 23, 2004

VIA EDGAR CORRESPONDENCE AND E-MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: James O'Connor, Esq.

        RE: ISHARES, INC. FILE NOS. 33-97598, 811-09102

Dear Mr. O'Connor:

     This letter is in response to comments that you provided via telephone call on December 16, 2004 regarding Post-Effective Amendment No. 28 to the above-referenced Registrant's registration statement on Form N-1A (the "Post-Effective Amendment"), which was filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Rule 8b-16 under the Investment Company Act of 1940, as amended, on November 1, 2004, and which included the Registrant's Prospectus and Statement of Additional Information ("SAI"). The comments of the SEC Staff and the Registrant's responses are listed below:

PROSPECTUS  -  DISCLOSURE  REGARDING  THE USE AND  EFFECTS  OF USING  FAIR VALUE
PRICING

1. Comment: Please confirm that the Registrant has provided disclosure regarding the circumstances under which it will use fair value pricing that is specific to each series of the Registrant as required by the Instruction to Item 6(a)(1) of Form N-1A.

     Response: The Registrant discloses the circumstances under which it will use fair value pricing as required by the Instruction to Item 6(a)(1) of Form N-1A in the "Determination of Net Asset Value" section on page 80 of the Prospectus. The Registrant believes this disclosure is sufficiently specific to each series of the Registrant.

Mr. James O'Connor
December 23, 2004
Page 2


2. Comment: Please confirm that the Registrant has provided disclosure regarding the effects of using fair value pricing as required by the Instruction to Item 6(a)(1) of Form N-1A.

     Response: The Registrant discloses the effects of using fair value pricing as required by the Instruction to Item 6(a)(1) of Form N-1A in the "Determination of Net Asset Value" section on page 80 of the Prospectus.

PROSPECTUS - DISCLOSURE REGARDING PORTFOLIO HOLDINGS INFORMATION

3. Comment: Please confirm that the Registrant states in its Prospectus that a description of the Registrant's policies and procedures with respect to the disclosure of the Funds' portfolio securities is available in its SAI and, if applicable, on its website as required by Item 4(d) of Form N-1A.

     Response: Page 5 of the Prospectus states that a description of the Registrant's policies and procedures with respect to the disclosure of the Funds' portfolio securities is available in the Registrant's SAI, as required by Item 4(d) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION - DISCLOSURE REGARDING PORTFOLIO HOLDINGS INFORMATION

4.   Comment: Please simplify the following statement on page 8 of the SAI:

     "The Funds' Board of Directors has adopted a policy regarding the disclosure of the Funds' portfolio holdings information that requires that such information be disclosed in a manner that...(c) does not advantage any current or prospective Fund shareholders over any other current or prospective Fund shareholders, except to the extent that National Securities Clearing Corporation ("NSCC") members and subscribers to various fee-based subscription services, including those large institutional investors (known as "Authorized Participants") that have been authorized by the Distributor to purchase and redeem large blocks of shares (known as "Creation Units") pursuant to legal requirements, including exemptive orders granted by the SEC pursuant to which the Funds offer and redeem their shares ("iShares Exemptive Orders"), and other institutional market participants and entities that provide information services, may receive portfolio holdings information not available to other current or prospective Fund shareholders in connection with the dissemination of information necessary for transactions in Creation Units, as contemplated by the iShares Exemptive Orders and discussed below;...."

     Response: The Registrant has revised the paragraph at issue to state:

Mr. James O'Connor
December 23, 2004
Page 3


     "The Funds' Board of Directors has adopted a policy regarding the disclosure of the Funds' portfolio holdings information that requires that such information be disclosed in a manner that (a) is consistent with applicable legal requirements and in the best interests of each Fund's respective  shareholders;  (b) does  not put the  interests  of the  Funds'
     investment adviser (the "BGFA" or "Investment Adviser"), the Funds' distributor (the "Distributor"), or any affiliated person of the Funds, the Investment Adviser or the Distributor, above those of Fund shareholders;
     (c) does not advantage any current or prospective Fund shareholders over any other current or prospective Fund shareholders, except to the extent that certain Entities (as described below) may receive portfolio holdings information not available to other current or prospective Fund shareholders in connection with the dissemination of information necessary for transactions in Creation Units, as contemplated by the iShares Exemptive Orders and discussed below; and (d) does not provide selective access to portfolio holdings information except pursuant to the procedures outlined below and to the extent appropriate confidentiality arrangements limiting the use of such information are in effect. The "Entities" referred to in sub-section (c) above include National Securities Clearing Corporation ("NSCC") members and subscribers to various fee-based subscription services, including those large institutional investors (known as "Authorized Participants") that have been authorized by the Distributor to purchase and redeem large blocks of shares (known as "Creation Units") pursuant to legal requirements, including exemptive orders granted by the SEC pursuant to which the Funds offer and redeem their shares ("iShares Exemptive Orders"), and other institutional market participants and entities that provide information services."

5. Comment: Please address the disclosure required by Item 11(f)(1)(ii) of Form N-1A with respect to any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information.

     Response: The Registrant believes that the disclosure in the "Portfolio Holdings Information" section on page 8 of the SAI, which describes the Registrant's policies and procedures with respect to the disclosure of the Funds' portfolio securities to any person adequately addresses the requirements of Item 11(f)(1) of Form N-1A, including those of Item 11(f)(1)(ii).

6. Comment: Please address the disclosure required by Item 11(f)(1)(iv) of Form N-1A with respect to any policies and procedures regarding the receipt of compensation or other consideration by the fund, its investment adviser, or any other party in connection with the disclosure of information about portfolio securities.

Mr. James O'Connor
December 23, 2004
Page 4


     Response: The Registrant believes that the disclosure in the "Portfolio Holdings Information" section on page 8 of the SAI adequately describes the Registrant's policies and procedures with respect to the disclosure of the Funds' portfolio securities to any person. As disclosed in the "Portfolio Holdings Information" section of the SAI, the Funds do not provide selective disclosure of portfolio holdings information, except through the creation/redemption process. The Registrant believes that any compensation received as a result of the creation/redemption process is adequately disclosed in the "Purchase and Redemption of iShares" section beginning on page 51 of the SAI.

7. Comment: Please address the disclosure required by Item 11(f)(1)(vi) of Form N-1A with respect to the procedures that the Registrant uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Funds' investment adviser; principal underwriter; or any affiliated person of the Funds, their investment adviser, or their principal underwriter, on the other.

     Response: As stated in the Registrant's SAI, the Registrant's Board of Directors has adopted a policy regarding the disclosure of the Funds' portfolio holdings information that requires that such information be disclosed in a manner that, among other things, does not put the interests of the Funds' investment adviser, distributor, or any affiliated person of the Funds, the investment advisor or the distributor, above those of Fund shareholders, and does not provide selective access to portfolio holdings information except pursuant to the procedures disclosed in the Registrant's SAI and to the extent appropriate confidentiality arrangements limiting the use of such information are in effect.

     The Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the Post Effective Amendment; Staff comments or changes to disclosure in response to Staff comments in the Post Effective Amendment reviewed by the Staff does not foreclose the Commission from taking any action with respect to the Post Effective Amendment; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Mr. James O'Connor
December 23, 2004
Page 5


     Please contact me at (202) 739-5654 if you have any questions regarding the Registrant's responses.

Very truly yours,

/s/ W. John McGuire

W. John McGuire


cc:     Richard F. Morris, Esq.








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